Exhibit 99.1

EARNINGS PRESS RELEASE

MakeMyTrip delivers highest ever Quarterly Gross Bookings and Profits in Q1 FY24

National, August 01, 2023 (NASDAQ: MMYT) — MakeMyTrip Limited, India’s leading travel service provider, today announced its unaudited financial and operating results for its fiscal first quarter ended June 30, 2023 as attached herewith and available at www.sec.gov/ and on our website at http://investors.makemytrip.com.

Business & Financial Highlights | Q1 FY24

	Q1 FY24 ($ Million)	Q1 FY23 ($ Million)	YoY Change (Constant Currency)[2]
Gross Bookings	1,987.5	1,612.5	31.4%
Revenue as per IFRS	196.7	142.7	46.2%
Adjusted Margin[1]
Air Ticketing	74.5	60.6	30.4%
Hotels and Packages	85.6	66.9	36.1%
Bus Ticketing	27.3	20.8	39.7%
Others	10.9	7.9	46.9%
EBITDA	25.9	11.2
Results from Operating Activities	19.1	4.3
Adjusted Operating Profit (Loss)[1] (also referred to as Adjusted EBIT)[3]	30.1	16.5
Profit / (Loss) for the period	18.6	(10.0)

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Travel demand for both leisure and business travel witnessed strong growth during the quarter leading to all-time high Gross Bookings in our company’s history. For Q1 FY24, Gross Bookings grew by 31.4% YoY in constant currency2 to $2.0 billion.
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Adjusted Operating Profit1 was $30.1 million in Q1 FY24, as compared to $16.5 million in Q1 FY23 registering a growth of 83.0% YoY.
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EBITDA was $25.9 million in Q1 FY24, witnessing a growth of 131.7% YoY. EBITDA margin was at 13.2% for the current quarter, an expansion of about 530 basis points as compared to the same quarter last year.
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Profit for the period was $18.6 million in Q1 FY24 as compared to a loss of $10.0 million in Q1 FY23.

Commenting on the results, Rajesh Magow, Group Chief Executive Officer, MakeMyTrip, said,

“We have started the new financial year on a positive note, delivering our strongest ever quarter with all-time high gross bookings and profits. Travel demand across customer segments stayed robust in a seasonally strong quarter for leisure travel. The depth of travel-related offerings and quality customer experience that we deliver, powered by robust technology and product innovations, along with our strong brand are helping us cater to the evolving consumer preferences and stay ahead of the market.”

Notes:

(1)
This is a non-IFRS measure. Reconciliations of IFRS measures to non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(2)
Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the rates in effect during the comparable period in the prior fiscal year. This is a non-IFRS measure. Reconciliations of IFRS measures to Non-IFRS financial measures and operating results are included at the end of our earnings release. For more information, see “About Key Performance Indicators and Non-IFRS Measures” in our earnings release.
(3)
Adjusted Operating Profit (Loss) is commonly referred to among investors and analysts in India as Adjusted EBIT.